UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (the "Company"), pursuant to and for the purposes of CVM Instruction No. 358/2002, as amended, and in continuation of the Material Fact disclosed on March 9, 2020, and the Notice to the Market disclosed on August 6, 2020, hereby informs the shareholders and the market in general as follows:

Approval of the Proposal to Convert all the preferred shares issued by the Company into common shares: Meeting Call Notice by the Board of Directors

On the date hereof, the Board of Directors of the Company approved (i) the proposal to convert all of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares issued by the Company into common, registered, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, with subsequent extinction of the preferred shares (the "Conversion”), (ii) the proposal to amend the Company's Bylaws, to reflect the Conversion; and (iii) the call of the Extraordinary General Meeting (the “EGM”) and the Special Meeting of the Preferred Shareholders (the “AGESP”) of the Company to resolve upon the Conversion, with the consequent authorization for the Company’s Officers and Directors to perform all acts that may be necessary to implement the Conversion after approval thereof by the EGM and ratification by the AGESP.

The holders of common shares shall vote, at the EGM, on the Conversion, as well as on the amendment and restatement of the Company's Bylaws to reflect the changes resulting from the Conversion.

The holders of preferred shares shall deliberate on and ratify, at the AGESP, the proposal for Conversion, as well as for the amendment of article 9, caput and sole paragraph, of the Company's Bylaws, pursuant to article 136, first paragraph, of Law No. 6,404/76 (the “Brazilian Corporations Law").

The Company reports that the consent of Anatel - Agência Nacional de Telecomunicações (National Telecommunications Agency) in relation to the Conversion proposal was duly obtained on August 6, 2020.

The Company's management believes that the Conversion will generate value for all its shareholders, given that there will be: (i) extension to all shareholders, after the Conversion, of the right to vote with their shares in the Company's General Meeting of Shareholders; (ii) the

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

granting, to all non-controlling shareholders, of a tag along right regarding their shares, in line with the corporate laws and regulations in force, in the event of sale of control to a third party, thus improving the Company’s Corporate Governance practices.

Conversion Ratio of Preferred Shares into Common Shares; Rights of Common Shares

It should be clarified that the ratio of one (1) common share to one (1) preferred share proposed for the Conversion was established by the Company's management based, among other factors, on market practice in similar transactions, where each one (1) preferred share will be converted into one (1) common share.

The common shares to be received by the shareholders of preferred shares issued by the Company as a result of the Conversion will be fully entitled to all benefits, including dividends and any capital remuneration that may be approved, and to the same rights as the common shares currently issued by the Company. Upon approval of the proposal for Conversion and consequent amendment and restatement of the Bylaws to be resolved on at the EGM and ratified at the AGESP, the common shares held by non-controlling shareholders shall be guaranteed a tag along right regarding their shares, in line with the corporate laws and regulations in force, in the event of any transfer of the Company’s control.

Right to Withdraw

If the Conversion is approved by the EGM and ratified by the AGESP, holders of preferred shares issued by the Company who dissent from the resolution passed at the AGESP shall, therefore, be assured the right to withdraw from the Company, pursuant to article 137, item I, of the Brazilian Corporations Law, with reimbursement of the value of all or a portion of their shares, to be calculated based on the net equity per preferred share issued by the Company, within thirty (30) days from the publication of the minutes of the AGESP ratifying the Conversion, subject to the provisions of article 137, third paragraph, of the Brazilian Corporations Law.

The right to withdraw may be exercised by shareholders who are proven to hold, on an uninterrupted basis, shares issued by the Company since March 9, 2020 (including), the date of disclosure of the Material Fact that initially disclosed the Conversion, until the date of effective exercise of said right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (including) shall not have the right to withdraw as a result of the Conversion.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based on (i) the Company's net equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Annual General Meeting of the Company held on May 28, 2020 ("OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share, an amount equivalent to the amount of complementary dividends declared by the Company in the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the net equity per share on December 31, 2019. Given that the Company's capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares and excluding the shares held in treasury), the reimbursement amount to be paid to the dissenting shareholders, corresponding to the adjusted net equity per share, is of forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

For purposes of clarification, the right to withdrawal may be exercised by preferred shareholders who, in relation to the ratification of the Conversion at the AGESP, (i) do not vote in favor of the matter; (ii) abstain from voting on the matter, or (iii) do not attend the AGESP.

In the event of approval of the Conversion by the EGM and ratification by the AGESP, the Company will disclose a Shareholders Release (Aviso aos Acionistas) containing the terms, conditions, and deadlines for the exercise of the withdrawal right by the holders of the Company's preferred shares who do not agree with the resolution passed at the AGESP.

Voting Agreement

Finally, for effective implementation of the Conversion, a voting agreement shall be entered into among the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda., and, as intervening and consenting party, the Company (the “Voting Agreement”), in order to comply with the provisions of items a.1 and a.2 of ANATEL Appellate Decision No. 430, of August 11, 2020.

Availability of Documents

The Call Notices for the EGM and AGESP will be released on the date hereof (together with the documentation pertinent to the matters on the agendas) and published on August 14, 2020.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

The Company further reports that it will keep its shareholders and the market duly informed about the approval of the Conversion by the EGM and ratification by the AGESP, the right to withdraw and exercise thereof, and the execution of the Voting Agreement, in accordance with the Brazilian Corporations Law and the applicable regulations of the Brazilian Securities and Exchange Commission.

São Paulo, August 13, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 13, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa laster
			Title:	Investor Relations Director